MANAGEMENT’S DISCUSSION AND ANALYSIS

The following management’s discussion and analysis (“MD&A”) should be read in conjunction with the unaudited interim consolidated financial statements of Enterra Energy Trust (“the Trust”) for the period ended March 31, 2005, other financial information included in this quarterly report and with the MD&A and consolidated financial statements contained in the 2004 Annual Report.  This MD&A was written as of May 5, 2005.  All amounts are stated in Canadian dollars except where otherwise indicated.  Natural gas volumes have been converted to a crude oil equivalent using a ratio of 6 mcf to 1 bbl of oil.

Cash flow from operations, expressed before changes in non-cash working capital, is used by the Trust to measure and evaluate operating performance and liquidity.  Cash flow from operations does not have any standardized meaning prescribed by Canadian Generally Accepted Accounting Principles (“GAAP”) and therefore may not be comparable with the calculation of similar measures for other companies.

It is management’s view, based on its communications with investors during events like conference calls, webcasts or road shows, that cash flow from operations is most relevant to our investors and unitholders, especially since the Trust’s conversion to an oil and gas income trust.  Cash flow from operations is extremely relevant to investors because it is the starting point for setting the monthly distribution level.

Cash flow from operations is reconciled to GAAP earnings in a table included in the MD&A.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This interim report includes forward-looking statements. All statements other than statements of historical facts contained in this interim report, including statements regarding our future financial position, business strategy and plans and objectives of management for future operations, are forward-looking statements. The words “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “should,” “plan,” “expect” and similar expressions, as they relate to us, are intended to identify forward-looking statements. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements are subject to a number of risks, uncertainties and assumptions described in “Risk Factors” and elsewhere in this interim report.

Other sections of this interim report may include additional factors that could adversely affect our business and financial performance. Moreover, we operate in a very competitive and rapidly changing environment. New risk factors emerge from time to time and it is not possible for our management to predict all risk factors, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

We undertake no obligation to update publicly or revise any forward-looking statements. You should not rely upon forward-looking statements as predictions of future events or performance. We cannot assure you that the events and circumstances reflected in the forward-looking statements will be achieved or occur. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements.

OVERVIEW

The Trust production revenue increased by 39% to $30.0 million in the quarter when compared with the same period last year.  Cash flow from operations increased by 56% to $14.9 million from the prior year quarter.  The Trust established its initial monthly distribution level at US$0.10 per unit beginning in Q1 of 2004 and this level increased in several level increases to reach US$0.15 per unit, as declared on March 17, 2005, for March 2005 production.  The Trust acquired properties in east central Alberta for $12.1 million.  This transaction closed on January 26, 2005 and accordingly February and March production from these properties is included in the first quarter results.  The acquisition was largely funded through a private placement of 500,000 units generating net proceeds of $11.7 million

SUMMARIZED FINANCIAL AND OPERATIONAL DATA (in Thousands except for volumes and per share amounts)
	Q1	Q1
	2005	2004	Change
Exit production rate (boe per day)	6,726	6,790	-1%
Average production revenue	$30,050	$21,648	39%
Average production volumes (boe per day)	6,765	6,276	8%
Cash flow from operations	$14,858	$9,497	56%
Cash flow from operations per unit	$0.57	$0.44	28%
Earnings from operations per unit	$0.15	$0.01	1400%
Net Earnings	$4,388	$2,562	71%
Net Earnings per unit	$0.17	$0.12	41%
Average number of units outstanding	26,277	21,528	22%
Average price per bbl of oil	$51.56	$30.87	37%
Average price per mcf of natural gas	$6.16	$6.55	-6%
Production expenses per boe	$11.12	$8.43	32%
General and administrative expenses per boe (cash portion)	$2.86	$1.28	123%

PRODUCTION REVENUE

Production revenue increased by 39% to $30.0 million (Q1 2004 - $21.6 million) in the quarter when compared with the same period in the prior year.   The increase was largely driven by an average 37% increase in oil prices.

The averaged production rate for the first quarter of 2005 was 6,765 (Q1 2004 - 6,276) boe/day.  This represents an 8% increase from the Q1 2004 average production rate.  The Q1 2005 mix was 82% oil (Q1 2004 – 85%) and 18% natural gas (Q1 2004 – 15%).

Production Revenue (in Thousands except for volumes and pricing)
	Q1	Q1
	2005	2004	Change
Crude oil and natural gas liquids	$26,654	$17,858	49%
Natural gas	3,396	3,790	-10%
Total production revenue	$30,050	$21,648	39%
Volumes
Average oil production (in bbls/day)	5,744	5,216	10%
Average gas production (in mcf/day)	6,125	6,358	-4%
Average total production (in boe/day)	6,765	6,276	8%
Exit oil production (in bbls/day)	5,488	5,755	-5%
Exit gas production (in mcf/day)	7,426	6,210	20%
Exit total production (in boe/day)	6,726	6,790	-1%

	Q1	Q1
	2005	2004	Change

Commodity Pricing Benchmarks
West Texas Intermediate (US$/bbl)	$55.40	$35.16	58%
Exchange rate (US$)	0.827	0.759	9%
West Texas Intermediate (CDN$/bbl)	$67.01	$46.32	45%
Edmonton Par ($/bbl)	$68.22	$48.73	40%
NYMEX (US$/mmbtu)	$ 7.46	$ 5.12	46%
Alberta Spot ($/mcf)	$ 8.04	$ 6.17	30%

Commodity Prices received by Enterra
Average price received per bbl of oil and natural gas liquids	$51.56	$37.62	37%
Average price received per mcf of natural gas	$ 6.16	$ 6.55	-6%
Average price per boe	$49.36	$37.91	30%

PRODUCTION EXPENSES

Production expenses increased by 32% in Q1 2005 compared to Q1 2004. The increase is due to the higher operating costs associated with the east central Alberta properties acquired in Q1 of both 2004 and 2005.

Production Expenses (in Thousands except for percentages and per boe)
	Q1	Q1
	2005	2004	Change
Production expenses	$6,770	$4,815	41%
As a percentage of production revenue	23%	22%	5%
Production expenses per boe	$11.12	$8.43	32%

ROYALTIES

Royalties, which include Crown, freehold and overriding royalties netted by Alberta Royalty Tax Credits (“ARTC”), decreased slightly by 17% in Q1, 2005 compared to Q1 2004.  The decrease is the result of the increased production revenue in 2005 and timing of recognition of ARTC.

Royalties (in Thousands except for percentages and per boe amounts)
	Q1	Q1
	2005	2004	Change
Royalties	$6,019	$5,190	16%
As a percentage of production revenue	20%	24%	-17%
Royalties per boe	$9.89	$9.09	9%

GENERAL AND ADMINISTRATIVE EXPENSES

The cash portion of general and administrative expenses increased 138% in Q1 2005 compared to Q1 2004.  Additional audit and consulting services were required in conjunction with the newly acquired properties and to respond to the resignation of senior officers of the Trust in the quarter.  Other areas that incurred higher expenses were computer software purchases and regulatory compliance costs both for the Canadian and U.S. exchanges.  Additionally the comparative numbers are affected as the Trust discontinued capitalizing administrative costs to properties, as the Trust is no longer directly engaged in exploration and development activities.  Pursuant to a farm-in agreement, JED Oil Inc. largely carries out all exploration and development on Trust properties.  The capitalization of general and administrative expenses is designed to charge to capital the administrative cost associated with exploration and development activities.  In Q1 2005 $39,000 (2004 - $306,000) of administrative expense was capitalized.

The non-cash portion of general and administrative expenses in both years relates to the value assigned to options granted to employees and directors.

General and Administrative Expenses (in Thousands except for percentages and per boe amounts)
	Q1	Q1
	2005	2004	Change
General and administrative expenses – cash portion	$1,743	$733	138%
General and administrative expenses – non-cash portion	$90	$201	-55%
As a percentage of production revenue (cash portion)	6%	3%	100%
General and administrative expenses per boe (cash portion)	$2.86	$1.28	123%

INTEREST EXPENSE

Interest expense decreased by 19% in Q1 2005 compared to Q1 2004.  The 2005 decrease is due to the lower average outstanding loan balances during the period.

Interest Expense (in Thousands except for percentages and per boe amounts)
	Q1	Q1
	2005	2004	Change
Long-term debt, including bank debt at end of period	$35,529	$35,243	1%
Interest expense	$519	$641	-19%
As a percentage of production revenue	2%	3%	-33%
Interest expense per boe	$0.85	$1.12	-24%

DEPLETION AND DEPRECIATION

Depletion and depreciation expense increased by 41% in the first quarter of 2005 compared to the first quarter in 2004, primarily due to the higher depletable base with the addition of the East Central Alberta and Rocky Mountain properties.

Depletion and depreciation expense (in Thousands except for percentages and per boe amounts)
	Q1	Q1
	2005	2004	Change
Depletion and depreciation expense	$11,034	$7,803	41%
As a percentage of production revenue	7%	9%	-22%
Depletion and depreciation expense per boe	$18.12	$13.66	33%

INCOME AND CAPITAL TAXES

The Trust recorded an income tax recovery of $0.5 million in Q1 2005 and $2.3 million in Q1 2004.  Approximately 40% of current taxes relate to Federal Large Corporation taxes imposed on the Trust’s taxable capital employed and the balance relate to adjustments of prior year income tax expenses of subsidiary corporate entities.  The future income tax recovery in Q1 2005 and Q1 2004 reflect the timing differences between the expensing of capital assets for accounting purposes and for tax purposes.

Income Tax expense (in Thousands except for percentages and per boe amounts)
	Q1	Q1
	2005	2004	Change
Current Income tax expense	$141	$30	370%
Future Income tax recovery	(662)	(2,287)	-71%
Total Income tax recovery	($521)	($2,257)	-77%
As a percentage of production revenue	-2%	-10%	-80%

EARNINGS

The Trust’s net earnings of $4.4 million for Q1 2005 are 71% more than Q1 2004 mainly due to increases in commodity pricing in 2005 offset by a reduction in income tax recovery from Q1 2004.  In Q1 2005 the Trust recognized $1.7 million less recovery than Q1 2004.

On a before-tax basis, earnings increased to $3.9 million in Q1 2005 (Q1 2004 - $0.3 million).  The increase is due to an $8.4 million or 39% increase in revenue with only a $4.7 million or 23% increase in expenses.   The revenue increase was driven by a commodity price increase of 37% for oil and 30% overall, yet costs did not increase at the same rate.

Earnings (in Thousands except for percentages and per boe amounts)
	Q1	Q1
	2005	2004	Change
Earnings before income taxes	$3,867	$305	1,168%
Deduct income tax recovery	(521)	(2,257)	77%
Net earnings	$4,388	$2,562	71%
Earnings before tax as a percentage of revenue	13%	1%	1,200%
Earnings before tax on a per boe basis	$6.35	$0.53	1,098%
Net Earnings as a percentage of revenue	15%	12%	25%
Net Earnings on a per boe basis	$7.21	$4.49	61%
Earnings before tax per unit	$0.15	$0.01	1,400%
Net earnings per unit	$0.17	$0.12	42%
Average number of units outstanding (thousand units)	26,277	21,528	22%

CASH FLOW FROM OPERATIONS

Cash flow from operations increased by 56% in Q1 2005 compared to Q1 2004. The increase in cash flow is largely attributed to a 71% increase in Net Earnings over Q1 2004 plus a 51% increase in non-cash elements of Net Income that are added back when calculating cash flow from operations.  The largest component of non-cash items is a 41% increase in depletion, depreciation and accretion expense.

The changes on a per unit basis showed similar results an increase of 30% in Q1 2005 compared to Q1 2004 from $0.44 per unit in Q1 2004 to $0.57 per unit in Q1 2005.

As mentioned earlier, it is management’s view that cash flow from operations is a very useful measure of performance.  Cash flow from operations is the key factor in setting the Trust’s monthly distribution rate.  Cash flow from operations is also a good benchmark when comparing results from year to year or quarter to quarter because it excludes one-time non-recurring events that may otherwise distort the financial results.  Cash flow from operations is a non-GAAP measure, reconciled with GAAP net earnings in the table below:

Cash flow (in Thousands except for per share amounts)
	Q1	Q1
	2005	2004	Change
Net earnings	$ 4,388	$ 2,562	71%
Add back depletion and depreciation	11,034	7,803	41%
Add back amortization of deferred financing charges	8	9	-11%
Subtract future income taxes recovery	(662)	(2,287)	71%
Add back amortization of deferred derivative loss		479	-100%
Add back unrealized financial derivative loss		730	-100%
Add back non-cash expense for warrants and options	90	201	-55%
Cash flow from operations	$14,858	$ 9,497	56%
As a percentage of production revenue	49%	44%	11%
Cash flow per boe	$24.41	$16.63	47%
Per unit information
Cash flow per unit	$0.57	$0.44	30%
Average number of units outstanding	26,277	21,528	22%

CAPITAL EXPENDITURES

Capital expenditures, net of disposals, for the quarter ended March 31, 2005 were $15.3 million (2004 – $23.4 million) and before asset retirement obligations provisions in Q1 2005 of $1.4 million (2004 - $1.2 million).  The major expenditure in Q1 2005 is the acquisition of properties and equipment in east central Alberta for $12.1 million that closed on January 26, 2005, consisting of $9.7 million of property and  $2.4 million of facility and equipment.

Capital expenditures (in Thousands except for percentages and per boe amounts)
		Q1	Q1
		2005	2004	Change
Property acquisitions		$9,679	$12,900	-25%
Proceeds on disposal of properties		(285)	(489)	-42%
Drilling (exploration and development)		293	1,593	-82%
Facilities and equipment		5,526	9,314	-41%
Other		71	107	-34%
	Net	$15,284	$23,425	-35%

CASH DISTRIBUTIONS

The Trust paid distributions of US$0.10 per unit for the first two months of 2004.  The distribution was raised to US$0.11 per unit for the months of March, April and May, raised to US$0.12 per unit for the months of June, July and August, raised to US$0.13 per unit for the months of September, October and November, raised to US$0.14 per unit for the months of December 2004, January and February 2005 and raised to US$0.15 for March 2005.  Cash distributions are paid on the 15th of the following month (e.g. the March distribution would be paid on April 15).

Total distributions paid out during Q1 2005 were $13.3 million, representing 89.52% of the Trust’s cash flow for the period.

LIQUIDITY AND CAPITAL RESOURCES

The Trust’s bank debt at March 31, 2005 was $32.3 million (December 31, 2004 - $43.9 million).  In both periods the funds were used to acquire capital assets and support ongoing operations.  At March 31, 2005 the Trust’s bank facility consisted of a line of credit of $42.0 million (December 31, 2004 - $45.0 million).  Interest on amounts drawn is based on the bank’s prime rate plus 1.6% to 2.0%.

As of March 31, 2005 the Trust was in non-compliance with certain non-financial covenants of its credit facility.  The Trust is currently working with its banker to rectify these areas of non-compliance.  Management does not anticipate this issue will adversely affect the renewal of this credit facility in the second quarter of 2005.

On January 26, 2005 the Trust closed an acquisition of properties in east central Alberta for  approximately $12,100,000.

On February 25, 2005 the Trust announced entering into a letter of intent with U.S. Energy Corp (“USE”) and Rocky Mountain Gas, Inc. (“RMG”) to have the Trust acquire RMG pursuant to a merger under Wyoming law.  The completion of the merger is now scheduled to complete on July 1, 2005.  The value of the merger is approximately $33.5 million.  The acquisitions will be funded by the issuance of approximately $20.0 million in exchangeable shares and approximately $10.0 in cash.  In addition, the Trust will assume debt of approximately $3.5 million.

The Trust has approximately $93 million in tax pools available at March 31, 2005 (March 31, 2004 - $39 million).

At March 31, 2005, the Trust had a total of 26,265,036 Trust units (December 31, 2004 – 25,426,800) and 410,981 Exchangeable shares (December 31, 2004 – 553,214) outstanding.

ENTERRA ENERGY TRUST
Consolidated Balance Sheets
(Expressed in thousand Canadian dollars)
(unaudited)
As at:	March 31	December 31
	2005	2004
Assets
Current assets
Cash	$ -	$ 4779
Accounts receivable	19,523	15,613
Prepaid expenses and deposits	482	518
	20,005	20,910

Property and equipment (note 5)	152,894	146,910
Deposits on acquisitions (notes 4 and 7)	602	2,400
Deferred financing charges	82	90
Goodwill	29,991	29,991
	$ 203,574	$ 200,301

Liabilities
Current liabilities
Accounts payable and accrued liabilities	$ 10,216	$ 8,570
Due to JED Oil Inc. (note 1)	11,780	4,493
Distribution payable to unitholders	4,796	4,398
Income taxes payable	338	1,068
Bank indebtedness (note 2)	32,338	43,930
Current portion of capital lease	823	805
	60,291	63,264

Asset retirement obligations (note 6)	16,570	14,836
Future income tax liability	20,864	21,526
Capital lease	2,368	2,580
	100,093	102,206
Unitholders’ Equity
Unitholders’ capital (note 3)	128,829	111,653
Exchangeable shares (note 3)	746	3,273
Contributed surplus (note 3)	126	78
Accumulated earnings	32,291	27,903
Accumulated distributions	(58,511)	(44,812)
	103,481	98,095
Subsequent events (note 9)
	$ 203,574	$ 200,301
Approved on behalf of the Board:

/s/ Reg Greenslade	/s/ Bill Sliney
Reg Greenslade	Bill Sliney
Director	Director

See accompanying notes to consolidated financial statements

ENTERRA ENERGY TRUST
Consolidated Statements of Earnings and Accumulated Earnings
Three Months Ended March 31
(Expressed in thousand Canadian dollars)
(unaudited)
	Three Months March 31 2005	Three Months March 31 2004
Revenue
Oil and gas	$30,050	$21,648

Expenses
Royalties	6,019	5,190
Production	6,770	4,815
General and administrative	1,833	934
Interest	519	641
Amortization of deferred financing charges	8	9
Depletion, depreciation and accretion	11,034	7,803
Unrealized financial derivative loss	-	730
Realized financial derivative loss	-	1,221
	26,183	21,343
Earnings before income taxes	3,867	305
Income taxes (reduction)
Current	141	30
Future	(662)	(2,287)
	(521)	(2,257)
Net earnings	4,388	2,562

Accumulated earnings, beginning of period	27,903	13,139

Accumulated earnings, end of period	$32,291	$15,701

Earnings per unit (note 3)
Basic	$0.17	$0.12
Diluted	$0.17	$0.12

See accompanying notes to consolidated financial statements

ENTERRA ENERGY TRUST
Consolidated Statements of Cash Flows
Three Months Ended March 31
(Expressed in thousand Canadian dollars)
(unaudited)
	Three Months March 31 2005	Three Months March 31 2004
Cash provided by (used in):
Operations
Net earnings	$ 4,388	$ 2,562
Add non-cash items:
Depletion, depreciation and accretion	11,034	7,803
Future income taxes	(662)	(2,287)
Amortization of deferred financing	8	9
Amortization of deferred financial derivative loss	-	479
Unrealized financial derivative loss	-	730
Unit-based compensation	90	201
	14,858	9,497
Change in non-cash working capital items:
Accounts receivable	(3,910)	(1,617)
Prepaid expenses and deposits	36	45
Accounts payable and accrued liabilities	2,417	(7,753)
Income taxes payable	(730)	30
	12,671	202

Financing
Distributions paid	(13,301)	(7,829)
Bank indebtedness	(11,592)	(2,694)
Capital lease	(194)	(191)
Deferred financing charges		(9)
Advances from joint venture partner	-	17,002
Due to JED Oil Inc.	7,287	-
Issue of Trust Units, net of issue costs	11,709	14,873
Exercise of options and warrants	2,127	-
	(3,964)	21,152

Investing
Property and equipment additions	(15,569)	(23,914)
Deposits on acquisitions	1,798	2,015
Proceeds on disposal of property and equipment	285	489
	(13,486)	(21,410)

Decrease in cash	(4,779)	(56)
Cash, beginning of period	4,779	66
Cash, end of period	$ -	$ 10

During the three months ended March 31, 2005 the Trust paid interest of $521,000 (2004 - $418,000) and taxes of $871,000 (2004 – Nil).

See accompanying notes to consolidated financial statements

ENTERRA ENERGY TRUST

Notes to Consolidated Financial Statements

For the Three Months ended March 31, 2005 and 2004 (Expressed in Canadian Dollars)

(unaudited)

(Tabular amounts are stated in thousands of dollars except unit and per unit information)

The interim consolidated financial statements of Enterra Energy Trust (the “Trust”) have been prepared by management in accordance with Canadian generally accepted accounting principles.  The interim consolidated financial statements have been prepared following the same accounting policies and methods used in preparing the consolidated financial statements for the fiscal year ended December 31, 2004 and should be read in conjunction with those consolidated financial statements.  The interim consolidated financial statements contain disclosures, which are supplemental to the Trust’s annual consolidated financial statements.  Certain disclosures, which are normally required to be included in the notes to the annual consolidated financial statements have been condensed or omitted.

1.

Due to Jed Oil Inc.

In January 2005, the Trust and JED Oil Inc. (“JED”) came under common management following the change of senior management of the Trust. The two companies are now considered related parties for financial statement purposes.

Under a Technical Services Agreement between the Trust and JED, costs of management, development, exploitation, operations and general and administrative activities are allocated based on relative production and capital expenditures, or as otherwise mutually agreed.  For the three months ended March 31, 2005, total general and administrative expenses charged by JED to the Trust on a cost recovery basis was approximately $136,000 and total general and administrative expenses and field-operating expenses reimbursed to JED by the Trust on a cost recovery basis was approximately $1,260,000.

Furthermore JED lent funds to the Trust secured by a promissory note.  Interest is charged on the note at a rate of bank prime plus 0.4%.  There is no stated term of repayment.  During the quarter, $92,000 was charged on the loan outstanding.

The total balance due to JED at March 31, 2005 is $11,780,000 (December 31, 2004 - $4,492,000) consisting $9,690,000 of note and $2,090,000 net of other inter-company balances.

2.

Bank indebtedness

Bank indebtedness represents the outstanding balance under lines of credit totaling $42,000,000 (2004 - $45,000,000). The credit facility consists of two revolving lines of credit of $36,000,000 and $5,000,000, and a demand subordinated debt facility of $1,000,000 (2004 - $4,000,000). Drawings on the revolving facility bear interest at 1.6% above the bank’s prime lending rate and the subordinated debt facility bears interest at prime plus 2.0%.  Bankers’ acceptance fees are originally set at 165 basis points and are subject to adjustment up or down prospectively, on a three-month basis as determined by the Trust’s consolidated debt to cash flow ratio. Security is provided by a first charge over all of the Trust’s assets.  The amount under the demand subordinated debt facility was reduced to nil on April 30, 2005.

The credit facilities are subject to review by the lenders. Such review is scheduled for completion prior to May 31, 2005.  The outcome of the review is not yet determinable.

The Trust is not in compliance with certain non-financial covenants of its credit facility.

3.

Unitholders’ Equity

(a)

Issued Trust Units

	Number of Units	Amount

Balance at December 31, 2004	25,426,800	$111,653
Issued for exchangeable shares	147,543	2,527
Issued in private placement	500,000	11,709
Issued for services	38,726	771
Stock options exercised	151,967	2,170
Trust unit issue costs	-	(1)
Balance at March 31, 2005	26,265,036	$128,829

 (b)  Issued Exchangeable Shares

	Enterra Exchangeable Shares	RMAC Exchangeable Shares	Total Number Exchangeable Shares	Amount
Balance at December 31, 2004	410,770	142,444	553,214	$3,273
Exchanged for Trust Units	(1,894)	(140,339)	(142,233)	(2,527)
Balance at March 31, 2005	408,876	2,105	410,981	$746

The exchangeable shares are convertible at any time into Trust Units (at the option of the holder) based on the prevailing exchange ratio.  In the first quarter 2005 1,894 Exchangeable Shares of Enterra Energy Corp. were converted to 2,126 Trust Units and 140,339 Exchangeable Shares of Rocky Mountain Acquisition Corp. were converted to 145,417 Trust Units.   The exchange ratio for Enterra Energy Corp. Exchangeable Shares was 1.13838 on March 31, 2005 (December 31, 2004 – 1.10534).  The exchange ratio for Rocky Mountain Acquisition Corp. Exchangeable Shares was 1.05481 on March 31, 2005 (December 31, 2004 – 1.02466).

 (c)

Contributed Surplus

Balance at December 31, 2004	$ 78
Trust Unit’s options granted	90
Trust Unit’s options exercised	(42)
Balance at March 31, 2005	$126

(d)

Options

	Number of Options	Weighted-average exercise price
Balance at December 31, 2004	950,000	$14.22
Options granted	717,500	$23.40
Options exercised	(151,967)	$14.00
Options cancelled	(343,333)	$15.35
Balance at March 31, 2005	1,172,200	$19.51

(e)

Estimated fair value of stock options

The estimated fair value of options was determined using the Black-Scholes model under the following assumptions for the quarter:

2005
Weighted-average fair value of options granted ($/option)	$2.02
Risk-free interest rate	3.64%
Estimated hold period prior to exercise	5 years
Expected volatility	33%
Expected cash distribution yield	10%

(f)

Reconciliation of earnings per unit/share calculation

The weighted average number of units outstanding for the quarter ended March 31, 2005 was   26,277,017.  The weighted average number of units outstanding for the quarter ended March 31, 2004 was 21,528,149.

Three Months Ended March 31, 2005
$(000)	Net Earnings	Weighted Average Shares Outstanding	Per Share
Basic	$4,388	26,277,017	$0.17
Options assumed exercised		1,310,761
Shares assumed purchased		(1,084,047)
Diluted	$4,388	26,503,731	$0.17

There was no dilutive impact on earnings per unit under the treasury stock method in Q1 of 2004 or 2005.

4.

Property Acquisition

On January 26, 2005, the Trust acquired certain oil and natural gas properties in east central Alberta for net consideration of approximately $12,100,000.  Results from operations of these east central Alberta assets acquired are included in the Trust’s consolidated financial statements for the period subsequent to January 26, 2005. At December 31, 2004, the Trust had made a refundable deposit on the property purchased in the amount of $2,400,000.

5.

Property and Equipment

			March 31 2005
		Accumulated
		depletion and
$(000)	Cost	depreciation	Net
Petroleum and natural gas properties	$238,191	$86,617	$151,574
Office furniture and equipment	2,221	901	1,320
	$240,412	$87,518	$152,894

			December 31 2004
		Accumulated
		depletion and
	Cost	depreciation	Net
Petroleum and natural gas properties	$221,551	$75,967	$145,584
Office furniture and equipment	2,158	832	1,326
	$223,709	$76,799	$146,910

In the first quarter of 2005 there was $39,000 (2004 - $306,000) general and administrative expense capitalized and included in the cost of the petroleum and natural gas properties.

Included in petroleum and natural gas properties are assets acquired and pledged under capital lease agreements with a cost base of $5,218,000  (2004 - $5,218,000).

At March 31, 2005 costs of undeveloped land of $3,429,710 (2004 - $9,043,723) were excluded from the calculation of depletion expense.

6.

Asset Retirement Obligations

The asset retirement obligations were estimated by management based on the Trust’s working interest in its wells and facilities, estimated costs to remediate, reclaim and abandon the wells and facilities and the estimated timing of the costs to be incurred. At March 31, 2005, the Trust estimated the asset retirement obligation to be $16,570,000 (2004 – $14,836,000), based on a total future liability of $30,504,000 (2004 - $25,354,000). These obligations will be settled at the end of the useful lives of the underlying assets, which currently extend up to 20 years into the future. This amount has been calculated using an inflation rate of 2% and discounted using a credit-adjusted risk-free interest rate of 8%.

The following table reconciles the asset retirement obligations:

$(000)

Asset retirement obligation, December 31, 2004	$14,836
Increase in liabilities during the year related to:
Acquisitions	1,383
Additions	36
Accretion expense	315
Asset retirement obligation, March 31, 2005	$16,570

7.

Contingencies

On October 24, 2003, a statement of claim was filed with the Court of Queen’s Bench of Alberta against the Trust in the amount of approximately $12.0 million or as proven by trial. The claimant is requesting the Trust complete a property purchase that the Trust had ended negotiations for in 2003.  The Trust has filed a statement of defense and a counter claim.  At March 31, 2005, the eventual outcome of this claim is not determinable.

8.

Guarantees

The Trust has indemnified all of the directors and officers of the Trust and all the officers, directors, shareholders, employees and agents of JED. There is no pending litigation or proceeding involving any director or officer of the Trust for which a claim is being sought, nor is the Trust aware of any threatened litigation that may result in claims.

9.

Subsequent Event

(a)

The Trust has a bonus plan that is subject to unitholder approval at the 2005 annual general meeting. If the plan is approved by the Unitholders, officers and former officers, directors, employees and consultants of the Trust will be paid bonuses aggregating $1.6 million.  As payment of this amount is subject to unitholder approval it has not been accrued in the financial statements.

(b)

On February 25, 2005, the Trust announced entering into a letter of intent with Rocky Mountain Gas, Inc. for the Trust to acquire the outstanding shares of Rocky Mountain Gas, Inc.  Rocky Mountain Gas, Inc. holds natural gas assets in Montana and Wyoming.  The value of this transaction is valued at US$33,500,000.  In consideration, the Trust anticipates issuing US$20,000,000 in exchangeable shares of a subsidiary company, US$10,000,000 cash and assuming approximately US$3,359,000 in outstanding debt.  As at March 31, 2005, the Trust had made a refundable deposit of $602,000 (US$500,000) pursuant to this Letter of Intent.

(c)

On April 27, 2005, the Trust announced that it has entered into an arrangement with Kingsbridge Capital Limited whereby Kingsbridge has committed to purchase $100 million Enterra trust units.  The Trust is not obligated to access any of the capital available under this commitment yet has an option to draw on this commitment through installments for a period of 24 months or until the $100 million is fully drawn.  In conjunction with the agreement, Kingsbridge will receive 301,000 warrants to purchase Trust Units at initially $25.77 per Trust Unit.

CORPORATE INFORMATION

HEAD OFFICE

DIRECTORS

2600, 500 – 4th Ave. S.W.

Reg J. Greenslade

Calgary, AB  T2P 2V6

H.S. (Scobey) Hartley*

Tel (403) 263-0262

William E. Sliney*

Fax (403) 294-1197

Norman W. Wallace*

www.enterraenergy.com

OFFICERS

AUDITORS

Reg J. Greenslade

KPMG LLP

President and Chief Executive Officer

Chartered Accountants

Calgary, AB

*Member, Audit Committee

SOLICITORS

McCarthy Tetrault

Calgary, AB

RESERVOIR ENGINEERS

McDaniel & Associates Consultants Ltd.

Calgary, AB

BANKERS

Alberta Treasury Branches

Calgary, AB

ABBREVIATIONS

TRANSFER AGENT

bopd

barrels of oil per day

Olympia Trust Company

mcf/day

thousands of cubic feet per day

Calgary, AB

boe/day

barrels of oil equivalent per day

(6 mcf equivalent to 1 bbl)

STOCK EXCHANGE LISTING

boe

barrels of oil equivalent

Nasdaq (symbol: EENC)

(6 mcf equivalent to 1 bbl)

TXS (symbol: ENT.UN)

mboe

thousands of barrels of oil

equivalent

mmcf/day

millions of cubic feet per day